UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

For Immediate Release:	January 30, 2009

Consolidated Financial Statements for the Third Quarter of Fiscal 2008 (Nine months ended December 31, 2008) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Terunobu Maeda President & CEO
For Inquiry:	Mamoru Kishida General Manager, Accounting Phone: +81-3-5224-2030
Filing of Shihanki Hokokusho: Trading Accounts:	Scheduled for February 13, 2009 Established

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2008 (for the nine months ended December 31, 2008)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from corresponding period of previous fiscal year)

	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥	¥
3Q F2008	2,777,294	—	(19,206)	—	(50,545)	—	(4,491.99)	—
3Q F2007	3,428,422	19.8	490,989	(33.9)	393,028	(32.2)	34,149.27	31,154.71

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
3Q F2008	157,199,763	4,893,685	1.8	175,781.12
Fiscal 2007	154,412,105	5,694,159	2.5	254,722.01

Reference: Own Capital: As of December 31, 2008: ¥2,911,694 million; As of March 31, 2008: ¥3,902,114 million

Note: Own Capital Ratio is calculated as follows: (Total Net Assets - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Fiscal 2007	—	0.00	—	10,000.00	10,000.00
Fiscal 2008	—	0.00	—
Fiscal 2008 (estimate)				10.00	10.00

Notes:	1.	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No

	2.	Please refer to page 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

	3.	Allotment of shares or fractions of a share without consideration conducted on January 4, 2009 is taken into account in Cash Dividends per Share for fiscal 2008 (estimate). Please refer to “As for the estimates of cash dividends” on page 1-3 for details.

3. Earnings Estimates for Fiscal 2008 (for the fiscal year ending March 31, 2009)

	(%: Changes from corresponding period of previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
Fiscal 2008	3,800,000	(15.9)	220,000	(44.6)	100,000	(67.8)	7,181.69

Notes:	1.	Revision of the earnings estimates during this quarter: Yes

	2.	The average number of shares of outstanding common stock for fiscal 2008 used in calculating the above Net Income per Share of Common Stock is based on the following:

•        The average number of “the average number of shares during the nine months ended December 31, 2008” and “the number of shares as of December 31, 2008 (which is assumed to be the average number of shares during the fourth quarter of fiscal 2008)” is used.

•        The increase/decrease during the fourth quarter of fiscal 2008, such as the increase in the number of shares of common stock due to the request for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock, is not taken into consideration.

	3.	Allotment of shares or fractions of a share without consideration conducted on January 4, 2009 is not taken into account in Net Income per Share of Common Stock in earnings estimates for fiscal 2008.

		Net Income per Share of Common Stock on the assumption that such allotment had been made at the beginning of the period would be ¥7.18.

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Mizuho Financial Group, Inc.

4. Others

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation):                No

(2) Adoption of Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements:                Yes

Please refer to “Qualitative Information and Financial Statements” 4. Others on page 1-6 for details.

(3) Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements (to be described in the changes of fundamental and important matters for the preparation of Quarterly Consolidated Financial Statements)

(a) Changes due to revisions of accounting standards, etc.: Yes

(b) Changes other than (a) above: No

Please refer to “Qualitative Information and Financial Statements” 4. Others on page 1-6 for details.

(4) Issued Shares of Common Stock

(a) Period-end issued shares (including treasury stock): As of December 31, 2008: 11,178,940 shares; As of March 31, 2008: 11,396,254 shares

(b) Period-end treasury stock: As of December 31, 2008: 11,337 shares; As of March 31, 2008: 4,585 shares

(c) Average outstanding shares (accumulated period): 3Q Fiscal 2008: 11,252,241 shares; 3Q Fiscal 2007: 11,509,143 shares

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan and elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Beginning with fiscal 2008, MHFG has adopted “Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12, March 14, 2007) and “Guidance on Accounting Standard for Quarterly Reporting” (ASBJ Guideline No.14, March 14, 2007). MHFG prepared quarterly consolidated financial statements in conformity with “Regulation for Terminology, Forms and Preparation of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007; hereinafter referred to as “Regulation for Quarterly Consolidated Financial Statements”), and the classification of Assets and Liabilities and that of Income and Expenses are based on “Banking Law Enforcement Regulations” (Ministry of the Finance Ordinance No. 10, 1982).

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Mizuho Financial Group, Inc.

Cash Dividends

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2007	—	0.00	—	20,000.00	20,000.00
Fiscal 2008	—	0.00	—
Fiscal 2008 (estimate)				20.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2007	—	0.00	—	30,000.00	30,000.00
Fiscal 2008	—	0.00	—
Fiscal 2008 (estimate)				30.00	30.00

Note:	Allotment of shares or fractions of a share without consideration conducted on January 4, 2009 is taken into account in Cash Dividends per Share for fiscal 2008 (estimate). Please refer to “As for the estimates of cash dividends” below.

*	As for the estimates of cash dividends

We conducted the allotment of shares or fractions of a share without consideration on January 4, 2009. If such allotment is not taken into consideration, the year-end cash dividend per share of common stock would be ¥10,000, the cash dividend per share for the Eleventh Series Class XI Preferred Stock would be ¥20,000, and the cash dividend per share for the Thirteenth Series Class XIII Preferred Stock would be ¥30,000.

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Mizuho Financial Group, Inc.

Notes to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

Reference:

For example, in the EDINET website, it is stated that “any information in English contained in this XBRL data that may be downloaded from the list is provided for reference purpose only, and the accuracy of the information is not assured”.

The examples of English account names, which are different in our financial statements and XBRL, include:

	Mizuho: Reserves for Possible Losses on Loans	XBRL: Allowance for loan losses
	Mizuho: Common Stock and Preferred Stock	XBRL: Capital Stock
	Mizuho: Net Unrealized Gains on Other Securities, net of Taxes	XBRL: Valuation difference on available-for-sale securities
	Mizuho: Other Operating Income (Expenses)	XBRL: Other ordinary income (expenses)
	Mizuho: Other Ordinary Income (Expenses)	XBRL: Other income (expenses)

Please note that the names of the English accounts, including but not limited to, those other than the above examples, may be subject to changes in the future.

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Mizuho Financial Group, Inc.

QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS

(Please refer to “Summary Results for the Third Quarter of Fiscal 2008 (Nine months ended December 31, 2008)” on page 2-1 for more information)

1. Qualitative Information related to the Consolidated Results of Operations

Looking back over the economic climate over the last nine months ended December 31, 2008, tension in financial markets has continued at a noticeably high level, including the spread of a credit crunch on a global scale resulting from a decline in the intermediary function of financial institutions, after some financial institutions experienced a shortfall of capital and severe management difficulties mainly in the U.S. and Europe, reflecting the turmoil in the securitized products markets stemming from the subprime loan problem.

The turmoil in the financial markets is having a great influence on the actual economy. The U.S. economy has become increasingly severe with, for example, a substantial deterioration of business performance and employment situation in key industries such as manufacturing and finance. Europe is also experiencing a downturn in the economy, and the economies of developing countries and countries rich in natural resources are also slowing.

The Japanese economy is also becoming increasingly severe with the decrease in domestic and foreign demand due, among others, to a slowing in exports against the backdrop of a slowing in the global economy and the continuing strength of the Japanese yen, and stagnation of personal consumption against the backdrop of a deterioration in the employment and income environment and a huge slump in share prices. As a result we have seen a further deterioration of business performance and funding availability regardless of business scale or type of industry.

Under these circumstances, in addition to implementing policies aimed at stabilizing the financial markets such as reductions in interest rates and injections of public funds, the governments of the major economic countries are increasing public spending through the implementation of employment policy and investment in public works among others. However, the global turmoil in the financial markets and the slowing of the global economy are likely to continue for a long time.

Given the above circumstances, it is even more important for Mizuho Financial Group to strengthen profitability further by applying management resources flexibly and providing superior financial services that meet our customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

Reflecting the above economic environment, Net Loss for the Third Quarter of Fiscal 2008 (nine months ended December 31, 2008) amounted to ¥50.5 billion.

2. Qualitative Information related to the Consolidated Financial Conditions

Consolidated total assets as of December 31, 2008 amounted to ¥157,199.7 billion, increasing by ¥2,787.6 billion from the end of the previous fiscal year.

Net Assets amounted to ¥4,893.6 billion, decreasing by ¥800.4 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥3,092.1 billion, Valuation and Translation Adjustments amounted to ¥(180.4) billion, and Minority Interests amounted to ¥1,981.9 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥71,199.6 billion, increasing by ¥5,590.9 billion from the end of the previous fiscal year while Securities were ¥30,161.8 billion, decreasing by ¥3,796.7 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥72,737.2 billion, decreasing by ¥3,438.0 billion from the end of the previous fiscal year.

3. Qualitative Information related to the Consolidated Earnings Estimates

Based on the financial results for the third quarter of fiscal 2008, MHFG hereby revises its consolidated earnings estimates for fiscal 2008, which were announced on November 13, 2008, and estimates Ordinary Income of ¥3,800.0 billion, Ordinary Profits of ¥220.0 billion and Net Income of ¥100.0 billion for fiscal 2008.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend on page 1-2 for a description of the factors that could affect our ability to meet these estimates.

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Mizuho Financial Group, Inc.

4. Others

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation)

None

(2) Adopted Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements

(Simplified Accounting Methods)

1. Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

2. Reserves for Possible losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the first half of fiscal 2008.

(a)	The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

(b)	The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan.

(Specified Accounting Methods)

None

(3) Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements

Adoption of Accounting Standard for Quarterly Consolidated Financial Statements

Beginning with fiscal 2008, MHFG has adopted “Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12, March 14, 2007) and “Guidance on Accounting Standard for Quarterly Reporting” (ASBJ Guideline No.14, March 14, 2007). MHFG prepared quarterly consolidated financial statements in conformity with “Regulation for Quarterly Consolidated Financial Statements,” and the classification of Assets and Liabilities and that of Income and Expenses are based on “Banking Law Enforcement Regulations” (Ministry of the Finance Ordinance No. 10, 1982).

Accounting Standard for Lease Transactions

As “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16) are effective from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with the first quarter of fiscal 2008.

Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounts for them as normal trade transactions, including the transactions that started before the end of fiscal 2007.

Depreciation of lease assets arising from such transactions is mainly computed by the same method as the one applied to fixed assets owned by us.

The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses.

This change increases Lease Assets in Tangible Fixed Assets by ¥9,040 million, Lease Assets in Intangible Fixed Assets by ¥1,478 million, Lease Obligation in Other Liabilities by ¥19,574 million, Extraordinary Losses for the third quarter (accumulated period) by ¥10,816 million and Losses before Income Taxes and Minority Interests by ¥8,793 million.

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Mizuho Financial Group, Inc.

[Additional Information]

Partial Changes to the Calculation Method for Fair Value of Other Securities

(Floating-rate Japanese Government Bonds)

For Floating-rate Japanese Government Bonds within Securities, our domestic consolidated banking subsidiaries and some of our domestic consolidated trust banking subsidiaries had been applying market prices to establish book value. Based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, we have applied reasonably calculated prices as book value for the third quarter of fiscal 2008.

As a result, compared to applying market price as book value, Securities increased by ¥111,995 million, Deferred Tax Assets decreased by ¥1,501 million, Net Unrealized Gains on Other Securities, net of Taxes increased by ¥104,034 million and Minority Interests increased by ¥6,458 million.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

(Securitization Products)

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

As a result, Securities increased by ¥70,265 million and Net Unrealized Gains on Other Securities, net of Taxes increased by ¥23,750 million. In addition, Other Operating Expenses decreased by ¥20,197 million, losses due to the discontinuation of business regarding credit investments primarily in Europe within Other Ordinary Expenses decreased by ¥26,317 million, which led to an decrease in Ordinary Losses of ¥46,515 million.

The book value that was reasonably calculated based on the reasonable estimates of our management mentioned above is ¥446,756 million. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

Standard for Recording Reserve for Possible Losses on Sales of Loans

Of the Loans Held for Sale for which we had recorded Reserve for Possible Losses on Sales of Loans, with respect to loans in the amount of ¥326,796 million to a borrower in Europe whose business condition is sound and have no particular financial problem, we decided not to sell such loans for the foreseeable future based on our determination that it is reasonable to continue holding such loans based on the difficulty in selling at a fair price. We thus reclassified such loans as loans other than Loans Held for Sale, based on the reasonably calculated prices at the end of the third quarter. As a result, Loans and Reserve for Possible Losses on Sales of Loans decreased by ¥26,949 million compared to if we continued to classify those loans as Loans Held for Sale.

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Mizuho Financial Group, Inc.

5. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2008	As of March 31, 2008 (Selected items)
Assets
Cash and Due from Banks	¥5,082,833	¥3,483,802
Call Loans and Bills Purchased	206,555	248,728
Receivables under Resale Agreements	6,865,867	7,233,199
Guarantee Deposits Paid under Securities Borrowing Transactions	6,745,309	9,069,138
Other Debt Purchased	2,981,451	3,388,461
Trading Assets	14,510,987	13,856,237
Money Held in Trust	74,191	32,827
Securities	30,161,834	33,958,537
Loans and Bills Discounted	71,199,642	65,608,705
Foreign Exchange Assets	691,828	803,141
Other Assets	13,361,007	10,984,529
Tangible Fixed Assets	793,758	802,692
Intangible Fixed Assets	292,385	284,825
Deferred Tax Assets	840,366	607,920
Customers’ Liabilities for Acceptances and Guarantees	4,110,200	4,733,852
Reserves for Possible Losses on Loans	(718,455)	(684,465)
Reserve for Possible Losses on Investments	(1)	(30)

Total Assets	¥157,199,763	¥154,412,105

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Mizuho Financial Group, Inc.

	Millions of yen
	As of December 31, 2008	As of March 31, 2008 (Selected items)
Liabilities
Deposits	¥72,737,235	¥76,175,319
Negotiable Certificates of Deposit	9,653,734	10,088,721
Debentures	2,517,275	3,159,443
Call Money and Bills Sold	7,150,471	6,693,712
Payables under Repurchase Agreements	11,941,295	11,511,019
Guarantee Deposits Received under Securities Lending Transactions	6,605,262	6,927,740
Commercial Paper	—	30,000
Trading Liabilities	8,636,817	8,313,072
Borrowed Money	9,534,162	4,818,895
Foreign Exchange Liabilities	290,475	222,652
Short-term Bonds	575,686	787,784
Bonds and Notes	4,451,475	4,052,189
Due to Trust Accounts	1,003,441	1,119,946
Other Liabilities	12,864,310	9,795,054
Reserve for Bonus Payments	19,776	43,375
Reserve for Employee Retirement Benefits	36,718	36,019
Reserve for Director and Corporate Auditor Retirement Benefits	2,049	7,057
Reserve for Possible Losses on Sales of Loans	28,022	50,895
Reserve for Contingencies	13,550	14,095
Reserve for Frequent Users Services	10,572	8,349
Reserve for Reimbursement of Deposits	8,768	9,614
Reserves under Special Laws	1,750	2,680
Deferred Tax Liabilities	8,530	11,354
Deferred Tax Liabilities for Revaluation Reserve for Land	104,489	105,096
Acceptances and Guarantees	4,110,200	4,733,852

Total Liabilities	152,306,077	148,717,945

Net Assets
Common Stock and Preferred Stock	1,540,965	1,540,965
Capital Surplus	411,227	411,093
Retained Earnings	1,146,139	1,476,129
Treasury Stock	(6,222)	(2,507)

Total Shareholders’ Equity	3,092,109	3,425,680

Net Unrealized Gains on Other Securities, net of Taxes	(300,011)	401,375
Net Deferred Hedge Gains, net of Taxes	89,651	5,985
Revaluation Reserve for Land, net of Taxes	146,627	147,467
Foreign Currency Translation Adjustments	(116,682)	(78,394)

Total Valuation and Translation Adjustments	(180,414)	476,434

Minority Interests	1,981,991	1,792,045

Total Net Assets	4,893,685	5,694,159

Total Liabilities and Net Assets	¥157,199,763	¥154,412,105

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Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENT OF INCOME

Millions of yen
For the nine months ended December 31, 2008
Ordinary Income	¥2,777,294
Interest Income	1,658,907
Interest on Loans and Bills Discounted	1,041,034
Interest and Dividends on Securities	352,080
Fiduciary Income	41,291
Fee and Commission Income	366,344
Trading Income	297,436
Other Operating Income	208,117
Other Ordinary Income	205,196

Ordinary Expenses	2,796,500
Interest Expenses	890,590
Interest on Deposits	307,985
Interest on Debentures	13,680
Fee and Commission Expenses	78,062
Trading Expenses	4,309
Other Operating Expenses	240,236
General and Administrative Expenses	888,916
Other Ordinary Expenses	694,385

Ordinary Profits (Losses)	(19,206)

Extraordinary Gains	19,344

Extraordinary Losses	27,092

Income (Loss) before Income Taxes and Minority Interests	(26,953)

Income Taxes:
Current	18,910
Deferred	(8,555)
Total Income Taxes	10,355

Minority Interests in Net Income	13,236

Net Income (Loss)	¥(50,545)

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Mizuho Financial Group, Inc.

Beginning with fiscal 2008, MHFG has adopted “Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12, March 14, 2007) and “Guidance on Accounting Standard for Quarterly Reporting” (ASBJ Guideline No.14, March 14, 2007). MHFG prepared quarterly consolidated financial statements in conformity with “Regulation for Quarterly Consolidated Financial Statements,” and the classification of Assets and Liabilities and that of Income and Expenses are based on “Banking Law Enforcement Regulations” (Ministry of the Finance Ordinance No. 10, 1982).

(3) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(4) SEGMENT INFORMATION BY TYPE OF BUSINESS

Segment Information by Type of Business

For the nine months ended December 31, 2008

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,430,822	258,222	88,249	2,777,294	—	2,777,294
(2) Inter-segment Ordinary Income	31,033	47,243	97,982	176,259	176,259	—

Total	2,461,856	305,466	186,231	2,953,553	176,259	2,777,294

Ordinary Profits (Losses)	(15,119)	(5,785)	8,147	(12,757)	6,448	(19,206)

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business
(2) Securities Business: securities business
(3) Other: investment advisory business and others

(5) NOTE FOR SIGNIFICANT CHANGES IN THE AMOUNT OF SHAREHOLDERS’ EQUITY

	Millions of yen
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2008	1,540,965	411,093	1,476,129	(2,507)	3,425,680

Changes for the nine months ended December 31, 2008
Cash Dividends	—	—	(133,898)	—	(133,898)
Net Income (Accumulated Period)	—	—	(50,545)	—	(50,545)
Repurchase of Treasury Stock*	—	—	—	(150,357)	(150,357)
Disposition of Treasury Stock	—	133	(96)	273	310
Cancellation of Treasury Stock*	—	—	(146,308)	146,308	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	858	—	858
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	60	60

Total Changes for the nine months ended December 31, 2008	—	133	(329,989)	(3,714)	(333,570)

Balance as of December 31, 2008	1,540,965	411,227	1,146,139	(6,222)	3,092,109

*	MHFG repurchased treasury stock (common stock) (¥149,990 million) in July 2008 on the Tokyo Stock Exchange, and cancelled treasury stock (common stock) (¥146,287 million) in September 2008.

1-11

Mizuho Financial Group, Inc.

(Reference)

Financial Statements for the nine months ended December 31, 2007

CONSOLIDATED STATEMENT OF INCOME

Millions of yen
For the nine months ended December 31, 2007
Ordinary Income	¥3,428,422
Interest Income	2,267,035
Interest on Loans and Bills Discounted	1,163,683
Interest and Dividends on Securities	503,364
Fiduciary Income	47,263
Fee and Commission Income	428,653
Trading Income	150,992
Other Operating Income	176,452
Other Ordinary Income	358,024

Ordinary Expenses	2,937,433
Interest Expenses	1,488,030
Interest on Deposits	468,306
Interest on Debentures	18,597
Fee and Commission Expenses	83,960
Trading Expenses	112,396
Other Operating Expenses	94,698
General and Administrative Expenses	837,646
Other Ordinary Expenses	320,702

Ordinary Profits	490,989

Extraordinary Gains	36,774

Extraordinary Losses	21,579

Income before Income Taxes and Minority Interests	506,184

Income Taxes:
Current	25,137
Deferred	61,287

Minority Interests in Net Income	26,730

Net Income	¥393,028

Note: Amounts less than one million yen are rounded down.

1-12

Mizuho Financial Group, Inc.

SEGMENT INFORMATION

Segment Information by Type of Business

For the nine months ended December 31, 2007

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,859,706	466,684	102,032	3,428,422	—	3,428,422
(2) Inter-segment Ordinary Income	30,700	76,737	90,277	197,715	197,715	—

Total	2,890,406	543,421	192,310	3,626,138	197,715	3,428,422

Ordinary Profits (Losses)	662,684	(186,176)	21,910	498,419	7,430	490,989

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business
(2) Securities Business: securities business
(3) Other: investment advisory business and others

1-13

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2008

(Nine months ended December 31, 2008)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

SUMMARY RESULTS FOR THE THIRD QUARTER OF FISCAL 2008 (Nine months ended December 31, 2008)			Page

2- 1

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2008	See above Notes		Page

1. Income Analysis	CON	NON	3- 1

2. Net Gains/Losses on Stocks	NON		3- 3

3. Unrealized Gains/Losses on Securities	CON	NON	3- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3- 6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3- 7

6. Status of Deposits and Loans	NON		3- 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan or elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the Third Quarter of Fiscal 2008

(Nine months ended December 31, 2008)

I. Summary of Income Analysis

➢	Consolidated Net Business Profits (Apr.1-Dec.31, 2008)

•

Consolidated Gross Profits for the nine months ended December 31, 2008 increased by JPY 67.5 billion on a year-on-year basis, due to the recovery in performance of Mizuho Securities which had recorded significant losses for the same period of the previous fiscal year.

    Gross Profits of the banking subsidiaries decreased mainly because of, despite increased income from our business with individual customers, decreases in income related to the business with domestic corporate customers (SMEs), fee and commission income in overseas businesses which were affected by the turmoil in the global financial markets, and income from trust and asset management business of Mizuho Trust & Banking which was affected by the domestic real estate market conditions.

•

Consolidated Net Business Profits for the same period increased by JPY48.9 billion on a year-on-year basis to JPY 481.8 billion, despite an increase in G&A expenses, mainly those associated with employee retirement benefits.

➢	Consolidated Net Income (Apr.1-Dec.31, 2008)

•

Consolidated Net Income for the nine months ended December 31, 2008 decreased by JPY 443.5 billion from the same period of the previous fiscal year to JPY -50.5 billion. This was mainly due to, together with the aforementioned factors, increased Credit-related Costs primarily associated with an increase in domestic corporate bankruptcies, devaluation of a portion of our stock portfolio triggered by the declines in the stock markets (devaluation of JPY 300.5 billion for the 3 Banks; of which JPY 204.9 billion was recorded for the third quarter (from October to December)), and continuously recorded losses on securitization products and others resulting from the global financial market dislocation.

•

As for the effect from our securitization products and others due to the global market dislocation, the consolidated P&L impact for the nine months ended December 31, 2008 was a loss of approximately JPY 97.0 billion (of which approximately JPY 25.0 billion arose in the third quarter (from October to December)).

[Breakdown of the P&L impact of JPY 97.0 billion (including overseas subsidiaries)]

3 Banks	(of which Oct. 1-Dec. 31, 2008)

- Losses on sales of securitization products, etc. (incl. devaluation) *[1]:	approx. JPY -96.0 Bn	(approx. JPY -37.0 Bn)

- Net losses on provision of Reserve for Possible Losses on Sales of Loans*[2]:	approx. JPY -8.0 Bn	(approx. JPY -2.0 Bn)

- Profits from hedging by CDS:	approx. JPY 20.0 Bn	(approx. JPY 14.0 Bn)

Mizuho Securities

- Trading losses on securitization products:	approx. JPY -13.0 Bn	(approx. JPY -0.0 Bn)
(of which foreign currency denominated:	approx. JPY -9.0 Bn	(approx. JPY -0.0 Bn))

*1	For the vast majority of foreign currency denominated securitization products, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value at the end of the third quarter of fiscal 2008. (P&L impact: approx. JPY +47.0 Bn).
*2	Separately recorded approximately JPY -13.0 billion of Credit-related Costs in the nine months ended December 31, 2008 due to downgrading of some obligors to the Intensive Control Obligors classification or below. We reclassified a part of Loans Held for Sale as loans other than Loans Held for Sale, based on the reasonably calculated prices at the end of the third quarter of fiscal 2008.

(Consolidated)

	3Q of FY2008 (Apr. 1 - Dec. 31, 2008)
		Change from 3Q of FY2007
(JPY Bn)
Consolidated Gross Profits	1,358.8	67.5
Consolidated Net Business Profits *	481.8	48.9
Credit-related Costs	-236.5	-128.7
Net Gains (Losses) related to Stocks	-196.8	-479.0
Ordinary Profits	-19.2	-510.1
Net Income	-50.5	-443.5

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	3Q of FY2008 (Apr. 1 - Dec. 31, 2008)
		Change from 3Q of FY2007
(JPY Bn)
Gross Profits	1,114.8	-125.2
G&A Expenses (excluding Non-Recurring Losses)	-671.4	-30.9
Net Business Profits	443.4	-156.2
Credit-related Costs	-219.1	-103.7
Net Gains (Losses) related to Stocks	-220.1	-487.4
Ordinary Profits	-106.7	-678.1
Net Income	-3.5	-551.8

2-1

II. Enhancement of Profitability

➢	Net Interest Income

•

Regarding the average loan balance for the three-month period from October to December 2008, the balance of domestic branches largely increased mainly driven by the growth in corporate lending, while that of overseas branches decreased mainly due to foreign exchange translation impact.

•

The domestic loan-and-deposit rate margin for the same period, against the backdrop of the increase in Return on Loans and Bills Discounted at Mizuho Corporate Bank, increased by 0.01% compared with the first half of fiscal 2008.

  (2Q of FY 2008 Ú 3Q of FY 2008: +0.02%)

•	Net Interest Income of the 3 Banks for the nine months ended December 31, 2008 remained almost flat (a year-on-year decrease of JPY 2.2 billion), amounting to JPY 689.3 billion.

*1:	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc. Balance for overseas branches includes foreign exchange translation impact.

*2:	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government.

➢	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks for the nine months ended December 31, 2008 amounted to JPY 207.9 billion, a year-on-year decrease of JPY 43.9 billion.

•

As for our business with individual customers, fee income associated with sales of investment trusts and individual annuities decreased from the same period of the previous fiscal year, due to stagnant stock market conditions and other factors.

•

As for our business with corporate customers, although fee and commission income associated with domestic syndicated loans increased year-on-year, that primarily from solution-related business for SMEs, foreign exchange business, and overseas business decreased. Profits from trust and asset management business of Mizuho Trust & Banking also decreased.

2-2

III. Financial Soundness

➢	Although we recorded Unrealized Losses on Other Securities due to the declines in the stock markets, NPL Ratio remained at a low level, and we maintained sufficient financial soundness.

	December 31, 2008
		Change from September 30, 2008
(JPY Bn)
Net Deferred Tax Assets (DTAs) (Consolidated)	831.8	-9.2
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,158.9	13.1
NPL Ratio	1.47%	-0.03%
Unrealized Losses on Other Securities *1 (Consolidated)	-359.9	-485.5

*1:	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments.

For Floating-rate Japanese Government Bonds and the vast majority of foreign currency denominated securitization products, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value at the end of the third quarter of fiscal 2008.

➢	The total balance of securitization products and details as of December 31, 2008 are shown below.

Please refer to the attached, “Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures”.

[The group in total]

[Balances on managerial accounting and fair value basis]	December 31, 2008*2
Foreign currency denominated	JPY 0.5 Tn (JPY 40 Bn)
RMBS, CDO	JPY 0.2 Tn (JPY 8 Bn)
Yen denominated	JPY 3.0 Tn (JPY 209 Bn)
Securitization Products	JPY 3.5 Tn (JPY 249 Bn)

*2:	Figures in brackets are the balances of Mizuho Securities including its overseas subsidiaries (all of which are held in trading accounts).

➢	We will announce the Capital Adequacy Ratio (as of December 31, 2008) in mid-February.

IV. Disciplined Capital Management

➢	Issuance of “Non-Dilutive” Preferred Securities

•

In December 2008, we issued JPY 355.0 billion of non-dilutive preferred debt securities through an overseas special purpose subsidiary to further strengthen our group’s capital base in light of the current financial market turmoil.

•

Regarding offsetting the potential dilutive effect of our common shares from the conversion of preferred stock (the Eleventh Series Class XI Preferred Stock, JPY 943.7 billion in aggregate issue amount), while our basic policy to “address the potential dilutive effects, based on market conditions, our earnings trend and other factors” remains unchanged, considering the importance of capital under the recent circumstances, we put more priority on strengthening our capital base in this second half of fiscal 2008.

[Reference] Breakdown of Earnings by Business Segment

(3 Banks)	3Q of FY2008 (Apr. 1 - Dec. 31, 2008)
		Change from 3Q of FY2007
(JPY Bn)
Gross Profits	980.7	- 76.8	{of which Retail Banking (with individual customers) +2.3
G&A Expenses	- 539.7	- 34.0
Customer Groups	441.0	- 110.8
Gross Profits	134.0	- 48.4
G&A Expenses	- 131.6	3.0
Trading & Others	2.4	- 45.4
Gross Profits	1,114.8	- 125.2
G&A Expenses	- 671.4	- 30.9
Net Business Profits	443.4	- 156.2

(Note) The figures in the above table are shown for reference purposes, based on the internal management data, in line with the management accounting rules for FY2008, and by each business segment

2-3

Earnings Estimates for Fiscal 2008

(Figures below are on a consolidated basis)

➢	We estimate Consolidated Net Business Profits for fiscal 2008 to be JPY 780.0 billion, an increase of JPY 268.8 billion compared with the previous fiscal year.

This is because, amid the ongoing severe environment for earnings including the financial market turmoil and worsening business sentiment, while we estimate a decrease in income from our banking subsidiaries’ Customer Groups, we take into consideration the performance of Mizuho Securities which is recovering from the significant losses in fiscal 2007.

➢

We estimate Credit-related Costs to be JPY -330.0 billion, a worsening of JPY 80.0 billion compared with the previous estimate, mainly in light of the third quarter results and the recent developments of the corporate performance. Meanwhile, due to unforeseeable situations in the stock markets, we estimate Net Gains/Losses related Stocks to be JPY -110.0 billion, unchanged from the previous estimate (of which JPY -39.5 billion was recorded for the first half of fiscal 2008).

➢

In addition to the above, considering losses on securitization products (results for 3Q (Oct. to Dec. 2008): JPY -25.0 billion, estimate for 4Q (Jan. to Mar. 2009): JPY -25.0 billion) and other factors, we estimate Consolidated Net Income to be JPY 100.0 billion, a decrease of JPY 150.0 billion from the previous estimate, or a year-on-year decrease of JPY 211.2 billion.

➢

We plan to make cash dividend payments of JPY 10 per share of common stock for the fiscal year ending March 31, 2009, unchanged from the previous estimate (effectively the same amount as the previous fiscal year). We plan to make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY 2008 (Estimates)
		Changes from previous estimates	Change from FY2007
(JPY Bn)
Consolidated Net Business Profits *1	780.0	0.0	268.8
Credit-related Costs	-330.0	-80.0	-246.9
Net Gains (Losses) related to Stocks	-110.0	0.0	-363.3
Ordinary Profits	220.0	-130.0	-177.1
Net Income	100.0	-150.0	-211.2

*1	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments
*2	Change from the previous estimates announced on November 13, 2008

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime mortgage loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan or elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Attachment

[Reference] Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

(Note)	This material is prepared basically in view of the “Leading-Practice Disclosures for Selected Exposures” included in the Financial Stability Forum (FSF) report.

1.	Breakdown of foreign currency denominated securitization products

Banking Subsidiaries

								(Reference)
	(JPY Bn, round figures)	Balances as of Mar. 31, 2008*1	Marks (%) as of Mar. 31, 2008	Balances as of Dec. 31, 2008*1,2	Marks (%) as of Dec. 31, 2008	Unrealized Gains/Losses as of Dec. 31, 2008*2	Realized Gains/Losses for 3Q FY2008 (Apr.1-Dec.31, 2008)*1,2	Hedged proportions*3
	3 Banks (including overseas subsidiaries) = Banking account	(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	889	78	*4 510	60	-67	-90	approx.50%
2	ABSCDOs, CDOs	126	51	53	25	-3	-40	approx.20%
3	CDOs backed by RMBS	36	28	*5 6	5	0	-25	-
4	CDOs except above	*6 90	77	*6 47	55	-3	-15	approx.30%
5	CDOs backed by claims against corporations	*7 90	*7 77	*7 47	*7 55	*7 -3	*7 -15	approx.30%
6	CDOs backed by CMBS	-	-	-	-	-	-	-
7	RMBS	319	86	178	66	-22	-37	approx.60%
8	RMBS with underlying assets in US	*8 -	*8 -	*8 -	*8 -	*8 -	*8 -	-
9	RMBS except above (RMBS with underlying assets mainly in Europe)	319	86	178	66	-22	-37	approx.60%
10	ABS, CLOs and others	444	85	278	75	-42	-14	approx.50%
11	CLOs	*7 195	*7 86	*7 159	*7 83	*7 -31	*7 -2	approx.50%
12	ABS	169	93	69	76	-6	-7	approx.40%
13	CMBS	79	89	50	75	-5	-6	approx.50%
14	SIV-related	-	-	-	-	-	1	-

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risks to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided since the end of fiscal 2007 against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approx. JPY 34 billion as of Dec. 31, 2008. Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2008 and Dec. 31, 2008 were those after being offset by the amount of Reserve for Possible Losses on Investments.
*2	Partial changes to the calculation method for fair value of securitization products

With respect to the vast majority of credit investments in securitization products made as an alternative to loans by our European and North American offices, we changed the calculation method for fair value and applied reasonably calculated prices based on the reasonable estimates of our management as fair value at the end of the third quarter of fiscal 2008.

(The balance of the relevant securitization products after the aforementioned change: approx. JPY 447 billion. Please refer to page 1-7)

(Impact during the third quarter of fiscal 2008)

Balance as of Dec. 31, 2008: approx. JPY +70 billion, Unrealized Gains/Losses as of Dec.31, 2008: approx. JPY +24 billion,

P&L impact for the third quarter of fiscal 2008 (Apr. 1 - Dec. 31, 2008): approx. JPY +47 billion

*3	The proportions of balances (fair value) of the securitization products, as of Dec. 31, 2008, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risks to third parties until maturity
In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS counterparties†1:

Financial services subsidiary (A- rating†2) of a multi-line insurance company: approx. JPY 163 billion

Government-affiliated financial institution (AA- rating): approx. JPY 91 billion

†1: Notional amount basis. Ratings were based on the lowest external ratings as of Dec. 31, 2008.

†2: The rating was under review for possible downgrade as of Jan. 26, 2009.

*4	The change in balance from Mar. 31, 2008 (approx. JPY -379 billion) included approx. JPY 138 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against European currencies and the US dollar.
*5	The proportion of US subprime mortgage loan-related assets to the total underlying assets of this CDO was up to approx. 30%. The entire balance (fair value) consisted of Super Senior tranche.
*6	The entire balance consisted of securitization products backed by original assets (non-securitized assets).
*7

Re-classified a part of the securitization products, which had been categorized in line 5 in the above table as of Mar. 31, 2008, to line 11 after a review of the definition of each category since our first quarter disclosure.

*8	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).

2-5

Securities Subsidiaries

	(JPY Bn, round figures)	Balances as of Mar. 31, 2008	Marks (%) as of Mar. 31, 2008	Balances as of Dec. 31, 2008	Marks (%) as of Dec. 31, 2008	Realized Gains/Losses for 3Q FY2008 (Apr. 1-Dec. 31, 2008)
	Mizuho Securities (including overseas subsidiaries) =Trading account	(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	105	22	*1 40	14	-9
2	ABSCDOs, CDOs	50	18	7	3	-6
3	CDOs backed by RMBS	24	10	*2 7	3	-6
4	Hedged by CDS with a non-investment grade financial guarantor	*3 11	*3 17	*3 -	*3 -	*3 -
5	CDOs except above	*4, 5 26	*5 83	*5 -	*5 -	*5 0
6	CDOs backed by claims against corporations	16	92	-	-	-
7	Hedged by CDS with a non-investment grade financial guarantor	*3 -	*3 -	*3 -	*3 -	*3 -
8	CDOs backed by CMBS	0	8	-	-	0
9	RMBS	53	27	1	2	-1
10	RMBS backed by US subprime mortgage loans	15	31	0	3	-0
11	RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	*6 38	*6 26	*6 1	*6 2	*6 -1
12	RMBS backed by mid-prime loans (Alt-A)	19	26	0	2
13	ABS, CLOs and others	2	67	32	82	-2
14	CLOs	*[5] 2	*5 73	*5 24	*5 84	*5 -2
15	CMBS	0	43	0	41	-0
16	SIV-related	-	-	*7 8	79	-0

*1	The change in balance from Mar. 31, 2008 (approximately JPY -65 billion) included approximately JPY 10 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against the US dollar.

*2	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approximately 10%. Approximately 50% of the balance (fair value) consisted of Super Senior tranche.

*3	CDO exposures hedged by CDS with a non-investment grade† US financial guarantor (monoline), net of allowances. (The hedging transaction was terminated in Aug. 2008.)

†	based on external ratings as of Mar. 31, 2008

*4	The entire balance consisted of securitization products backed by original assets (non-securitized assets).

*5	Re-classified the securitization products, which had been categorized in line 5 in the above table as of Mar. 31, 2008, to line 14 after a review of the definition of each category since our first quarter disclosure.

*6	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).

*7	Obtained senior bonds issued by a SIV, in settlement of CDS transactions where such bonds were treated as collateral. These CDS transactions were related to CDO structuring business.

(Reference) Credit Default Swaps related to securitization products (as of Dec. 31, 2008)

–

The notional amount of credit default swaps (CDS†1) referring to securitization products at Mizuho Securities was approximately JPY 330 billion (JPY 366 billion as of Mar. 31, 2008), and the fair value of the relevant reference assets (securitization products) was approximately JPY 233 billion (JPY 302 billion as of Mar. 31, 2008). NPV, or the estimated amount claimable for the settlement of the CDS, was approximately JPY 78 billion, which was the difference between the notional amount and the fair value (excluding approximately JPY 18 billion† [2] that had already been received in cash from a CDS protection seller). The net estimated amount claimable for the settlement of the CDS after deducting reserves for counterparty risks was approximately JPY 62 billion.
(The above included CDS contracts with a US monoline (external ratings as of Dec. 31, 2008: AA-†3), of which the notional amount was approximately JPY 75 billion and the fair value of the relevant reference assets was approximately JPY 61 billion.)

†1	Excluded CDS shown in line 4 and 7 of the above table

†2	Translated the relevant amount of cash in foreign currency at the exchange rate in effect at the end of December, 2008

†3	Based on the lowest external ratings as of Dec. 31, 2008

–	The majority of the above CDS contracts were with counterparties with external ratings of “AA” range or higher (as of Dec. 31, 2008), and the relevant reference assets were securitization products backed mainly by claims against corporations.

2-6

2. Other relevant information (December 31, 2008)	(The figures below are rounded to JPY 1 Bn)

Banking Subsidiaries

➢	Loans Held for Sale (for which Reserve for Possible Losses on Sales of Loans was recorded)

•

Approximately JPY 28 billion of Reserve for Possible Losses on Sales of Loans was recorded against approximately JPY 99 billion of Loans Held for Sale associated with overseas LBO and other transactions (Reserve ratio: 28.1%)

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 33.9%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Out of the above-mentioned JPY 99 billion, the LBO/MBO related Loans Held for Sale amounted to approximately JPY 85 billion, and the relevant reserve ratio was 28.7%.

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 34.4%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•

With respect to a part of Loans Held for Sale by European offices (JPY 326.7 billion), we reclassified such loans as loans other than Loans Held for Sale, based on the reasonably calculated prices at the end of the third quarter. (please refer to page 1-7)

(Impact)	The balance of Loans with Reserve for Possible Losses on Sales of Loans and that of such reserve decreased by JPY 26.9 billion, respectively, at the end of Dec. 2008.

➢	Overseas ABCP program related

•

The total assets of approximately JPY 222 billion acquired by overseas ABCP conduits, for which Mizuho Corporate Bank acted as a sponsor, included approximately JPY 84 billion of securitization products that were backed by credit card receivables, auto lease receivables, and others (of which approximately JPY 13 billion was guaranteed by US monolines as described below). No US subprime mortgage loan-related assets were included.

•

The change in balance of the above-mentioned securitization products from Mar. 31, 2008 (approximately JPY -86 billion) was primarily due to the redemption at maturity of those backed by credit card receivables (of which approximately JPY -17 billion was attributable to the redemption of those guaranteed by US monolines as described below).

➢	Securitization products and loans guaranteed by US financial guarantors (monolines)

Securitization products guaranteed by US monolines

•

Approximately JPY 13 billion of securitization products backed by auto lease receivables included in the acquired assets of the above-mentioned overseas ABCP conduits sponsored by Mizuho Corporate Bank.

•	The change in balance from Mar. 31, 2008 (approximately JPY -17 billion) was due to the redemption at maturity of those backed by credit card receivables and auto lease receivables.

Loans guaranteed by US monolines

•

Approximately JPY 12 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately JPY 5 billion was drawn down). No US subprime mortgage loan-related exposures were included.

Although some of the monolines which provided the above guarantees were rated non-investment grade (based on external ratings), there were no particular concerns about the credit conditions of the above-mentioned underlying assets or the projects as of Dec. 31, 2008.

(Note)	For the purpose of reference to the Mizuho Financial Group’s exposures related to US monolines, page 2-6 describes our securities subsidiaries’ exposures to such counterparties of credit default swaps (CDS) referring to securitization products, in addition to the above-mentioned transactions of the banking subsidiaries.

➢	Investments and loans associated with SIVs

•	All exposures had already been written-off in FY2007.

➢	Warehousing loan business* related to US subprime mortgage loans

•	Nil
*	Loans provided to other financial institutions in connection with their structuring of securitization products until such products are sold

➢	Loans to mortgage lenders in US (working capital, etc.)

•	Approximately JPY 42 billion (All of the lenders concerned had investment grade ratings, of which approximately 40% had external ratings of “A” range or higher).

2-7

(The figures below are rounded to JPY 1 Bn)

Banking and Securities Subsidiaries

➢	US government-owned corporation (Ginnie Mae) bonds and GSE (government-sponsored enterprises: Fannie Mae, Freddie Mac) bonds

Banking Subsidiaries (Banking Account)

•

The total balance of the above bonds held was approximately JPY 632 billion, with approximately JPY 11 billion of unrealized gains. Out of the total balance, approximately JPY 630 billion was RMBS guaranteed by the Government National Mortgage Association (Ginnie Mae), a corporation wholly-owned by the US government.

(Reference) Balance held as of Mar. 31, 2008: approximately JPY 1.2 trillion

Securities Subsidiaries (Trading Account)

•	The total balance of RMBS, which were issued or guaranteed by the US government-owned corporation or GSE, was minimal.

•

Approximately JPY 395 billion of the corporate bonds issued by Fannie Mae and Freddie Mac was held for the purpose of, among other things, market-making activities in the US, and all the bonds were subject to mark-to-market accounting so that there were no unrealized losses (the recorded gains/losses for the nine months ended Dec. 31, 2008 were minimal).

There was no holding of stocks of these entities.

2-8

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2008

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		Third Quarter of Fiscal 2008 (Accumulated Period) (A)	Change (A) - (B)	Third Quarter of Fiscal 2007 (Accumulated Period) (B)	Fiscal 2007
Consolidated Gross Profits	1	1,358.8	67.5	1,291.3	1,660.9
Net Interest Income	2	768.3	(10.6)	779.0	1,063.6
Fiduciary Income	3	41.2	(5.9)	47.2	64.3
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	288.2	(56.4)	344.6	494.5
Net Trading Income	6	293.1	254.5	38.5	56.1
Net Other Operating Income	7	(32.1)	(113.8)	81.7	(17.7)
General and Administrative Expenses	8	(888.9)	(51.2)	(837.6)	(1,124.5)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(252.1)	(118.4)	(133.6)	(201.7)
Net Gains (Losses) related to Stocks	10	(196.8)	(479.0)	282.1	253.3
Equity in Income from Investments in Affiliates	11	0.5	(7.8)	8.4	9.0
Other	12	(40.7)	78.8	(119.5)	(199.9)

Ordinary Profits	13	(19.2)	(510.1)	490.9	397.1
Net Extraordinary Gains (Losses)	14	(7.7)	(22.9)	15.1	88.9
Reversal of Reserves for Possible Losses on Loans, etc.	15	15.6	(10.2)	25.9	118.6
Reversal of Reserve for Possible Losses on Investments	16	0.0	0.0	—	0.0

Income before Income Taxes and Minority Interests	17	(26.9)	(533.1)	506.1	486.0
Income Taxes	18	(10.3)	76.0	(86.4)	(150.7)
Minority Interests in Net Income	19	(13.2)	13.4	(26.7)	(24.0)

Net Income	20	(50.5)	(443.5)	393.0	311.2

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(236.5)	(128.7)	(107.7)	(83.0)

*  Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	481.8	48.9	432.9	511.1

*  Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	150	11	139	146
Number of affiliates under the equity method	24	21	—	21	21

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2008 (Accumulated Period)						Third Quarter of Fiscal 2007 (Accumulated Period) (B)	Fiscal 2007
		MHBK	MHCB	MHTB	Aggregated Figures (A)	Change (A) - (B)
Gross Profits	1	616.8	399.2	98.6	1,114.8	(125.2)	1,240.1	1,721.8
Net Interest Income	2	445.3	208.2	35.7	689.3	(2.2)	691.5	954.0
Fiduciary Income	3			40.2	40.2	(6.0)	46.2	63.0
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income	5	110.4	80.0	17.4	207.9	(43.9)	251.8	351.7
Net Trading Income	6	63.7	142.4	1.1	207.3	36.7	170.5	368.9
Net Other Operating Income	7	(2.6)	(31.3)	4.1	(29.8)	(109.7)	79.9	(15.8)
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(428.3)	(174.3)	(68.8)	(671.4)	(30.9)	(640.5)	(860.1)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	9	188.5	224.9	29.8	443.4	(156.2)	599.6	861.7
Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	(50.4)	—	—	(50.4)	(26.0)	(24.4)	(12.0)

Net Business Profits	11	138.1	224.9	29.8	392.9	(182.2)	575.1	849.6
Net Gains (Losses) related to Bonds	12	1.1	(4.6)	4.5	1.0	(75.9)	76.9	84.7
Net Non-Recurring Gains (Losses)	13	(298.9)	(165.3)	(35.3)	(499.6)	(495.9)	(3.7)	(177.2)
Net Gains (Losses) related to Stocks	14	(107.2)	(96.1)	(16.7)	(220.1)	(487.4)	267.3	240.1
Expenses related to Portfolio Problems	15	(156.8)	(48.7)	(15.8)	(221.4)	(77.7)	(143.7)	(214.8)
Other	16	(34.8)	(20.5)	(2.7)	(58.0)	69.2	(127.3)	(202.5)

Ordinary Profits	17	(160.8)	59.5	(5.4)	(106.7)	(678.1)	571.4	672.3
Net Extraordinary Gains (Losses)	18	85.5	18.3	0.7	104.6	48.3	56.3	(342.7)
Reversal of Reserves for Possible Losses on Loans, etc.	19	7.9	43.5	1.2	52.7	0.0	52.7	134.3
Reversal of Reserve for Possible Losses on Investments	20	83.6	—	—	83.6	83.6	—	—

Income before Income Taxes	21	(75.3)	77.9	(4.6)	(2.0)	(629.8)	627.7	329.6
Income Taxes	22	14.5	(11.1)	(4.8)	(1.4)	77.9	(79.4)	(136.1)

Net Income	23	(60.7)	66.7	(9.5)	(3.5)	(551.8)	548.3	193.5

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(199.4)	(5.1)	(14.5)	(219.1)	(103.7)	(115.3)	(92.5)

*  Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19] + Credit Costs for Trust Accounts [4]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	(50.4)	48.9	8.3	6.7	(2.0)	8.7	(30.7)
Losses on Write-offs of Loans	27	(97.5)	(40.4)	(15.7)	(153.7)	(96.7)	(56.9)	(91.3)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(46.7)	(10.7)	(7.0)	(64.5)	0.4	(65.0)	100.5
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	—	0.0	(0.0)	0.0	(2.8)	2.9	2.6
Reversal of (Provision for) Reserve for Contingencies	30	—	0.6	(0.1)	0.5	2.0	(1.5)	(1.0)
Other (including Losses on Sales of Loans)	31	(4.6)	(3.5)	—	(8.1)	(4.5)	(3.6)	(72.5)
Total	32	(199.4)	(5.1)	(14.5)	(219.1)	(103.7)	(115.3)	(92.5)

3-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2008 (Accumulated Period) (A)	Change (A) - (B)	Third Quarter of Fiscal 2007 (Accumulated Period) (B)
Net Gains (Losses) related to Stocks	(136.5)	(403.8)	267.3
Gains on Sales	77.6	(204.6)	282.2
Losses on Sales	(22.6)	(20.3)	(2.3)
Devaluation	(300.5)	(277.0)	(23.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	83.6	84.2	(0.6)
Gains (Losses) on Derivatives other than for Trading	25.4	13.9	11.4

Mizuho Bank

	Third Quarter of Fiscal 2008 (Accumulated Period) (A)	Change (A) - (B)	Third Quarter of Fiscal 2007 (Accumulated Period) (B)
Net Gains (Losses) related to Stocks	(23.6)	(89.8)	66.2
Gains on Sales	31.0	(49.7)	80.7
Losses on Sales	(1.9)	(0.9)	(0.9)
Devaluation	(138.6)	(125.9)	(12.7)
Reversal of (Provision for) Reserve for Possible Losses on Investments	83.6	84.2	(0.6)
Gains (Losses) on Derivatives other than for Trading	2.3	2.5	(0.2)

*	Figures for the Third Quarter of Fiscal 2008 (Accumulated Period) include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (eliminated as an intercompany gain on a consolidated basis) (included in Extraordinary Gains).

Mizuho Corporate Bank

	Third Quarter of Fiscal 2008 (Accumulated Period) (A)	Change (A) - (B)	Third Quarter of Fiscal 2007 (Accumulated Period) (B)
Net Gains (Losses) related to Stocks	(96.1)	(295.9)	199.8
Gains on Sales	45.3	(153.8)	199.1
Losses on Sales	(20.2)	(19.0)	(1.2)
Devaluation	(144.3)	(134.5)	(9.8)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	23.1	11.4	11.6

Mizuho Trust & Banking

	Third Quarter of Fiscal 2008 (Accumulated Period) (A)	Change (A) - (B)	Third Quarter of Fiscal 2007 (Accumulated Period) (B)
Net Gains (Losses) related to Stocks	(16.7)	(18.0)	1.2
Gains on Sales	1.2	(1.1)	2.3
Losses on Sales	(0.4)	(0.3)	(0.1)
Devaluation	(17.4)	(16.5)	(0.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.0)	(0.0)	—

3-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

CONSOLIDATED

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2008				As of September 30, 2008				As of December 31, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	29,208.8	(284.3)	595.4	879.8	31,375.5	175.7	1,006.6	830.9	32,895.9	1,539.8	2,022.3	482.5
Japanese Stocks	2,925.0	21.4	459.9	438.4	3,862.8	768.4	977.6	209.1	4,985.9	1,796.0	1,926.3	130.3
Japanese Bonds	18,798.0	42.2	66.7	24.4	18,611.6	(182.4)	3.2	185.7	16,120.1	(86.1)	15.1	101.2
Other	7,485.7	(348.0)	68.8	416.8	8,901.0	(410.2)	25.7	436.0	11,789.7	(170.0)	80.8	250.9

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*	Unrealized Gains/Losses include ¥75.5 billion, ¥22.1 billion and ¥50.1 billion, which were recognized in the statement of income as of the end of December 2008, as of the end of December 2007, and as of the end of September 2008, respectively, by applying the fair-value hedge method and other.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of December 31, 2008				As of September 30, 2008				As of December 31, 2007
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHFG (Consolidated)	237.4	2.5	2.5	—	419.7	1.8	2.1	0.2	892.0	0.9	1.2	0.3

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2008				As of September 30, 2008				As of December 31, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	11,438.5	(107.2)	138.0	245.2	13,579.4	(96.4)	148.0	244.5	14,090.7	196.3	340.5	144.2
Japanese Stocks	736.1	(76.9)	84.5	161.4	932.6	48.3	142.2	93.8	1,154.2	247.6	315.6	68.0
Japanese Bonds	7,789.8	18.1	30.7	12.5	9,630.2	(83.1)	1.3	84.5	9,263.1	(40.6)	6.3	46.9
Other	2,912.5	(48.5)	22.7	71.2	3,016.5	(61.6)	4.4	66.1	3,673.2	(10.6)	18.5	29.1
MHCB
Other Securities	15,383.7	(205.4)	378.5	584.0	15,620.7	182.1	712.8	530.6	16,548.0	1,123.4	1,440.2	316.8
Japanese Stocks	1,953.6	19.1	299.5	280.3	2,626.2	561.4	689.1	127.6	3,429.0	1,305.7	1,369.4	63.7
Japanese Bonds	9,365.4	23.0	31.1	8.1	7,667.4	(66.9)	1.3	68.2	5,680.8	(26.7)	7.7	34.4
Other	4,064.6	(247.6)	47.8	295.5	5,327.0	(312.3)	22.3	334.6	7,438.1	(155.5)	63.0	218.6
MHTB
Other Securities	1,816.4	7.7	50.8	43.1	1,678.5	37.1	93.7	56.6	1,669.5	139.6	164.8	25.1
Japanese Stocks	204.3	31.0	45.3	14.3	270.6	84.2	93.0	8.8	348.5	158.3	161.4	3.1
Japanese Bonds	1,310.4	0.2	4.0	3.8	1,036.6	(32.5)	0.4	32.9	911.3	(18.9)	0.9	19.8
Other	301.6	(23.4)	1.5	25.0	371.2	(14.5)	0.3	14.8	409.7	0.2	2.4	2.1
Total
Other Securities	28,638.7	(304.8)	567.4	872.3	30,878.7	122.8	954.6	831.8	32,308.3	1,459.4	1,945.6	486.2
Japanese Stocks	2,894.0	(26.7)	429.3	456.1	3,829.4	694.0	924.4	230.4	4,931.7	1,711.6	1,846.5	134.9
Japanese Bonds	18,465.7	41.4	65.9	24.4	18,334.3	(182.6)	3.1	185.7	15,855.4	(86.2)	14.9	101.2
Other	7,278.9	(319.6)	72.1	391.8	8,714.8	(388.5)	27.0	415.6	11,521.1	(165.9)	84.0	249.9

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.

*	Unrealized Gains/Losses include ¥99.4 billion, ¥22.1 billion and ¥68.6 billion, which were recognized as Income/Losses as of the end of December 2008, as of the end of December 2007, and as of the end of September 2008, respectively, by applying the fair-value hedge method and other.

3-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of December 31, 2008				As of September 30, 2008				As of December 31, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	237.4	2.5	2.5	—	419.7	1.8	2.1	0.2	892.0	0.9	1.2	0.3
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	237.4	2.5	2.5	—	419.7	1.8	2.1	0.2	892.0	0.9	1.2	0.3

(3) Investments in Subsidiaries and Affiliates (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2008				As of September 30, 2008				As of December 31, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	88.2	(40.9)	—	40.9	88.2	(22.4)	—	22.4	88.2	26.8	26.8	—
MHCB	55.6	(17.3)	—	17.3	55.6	9.1	9.1	—	29.9	29.7	29.7	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	143.9	(58.3)	—	58.3	143.9	(13.2)	9.1	22.4	118.2	56.6	56.6	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized as Income/Losses by applying the fair-value hedge method and other. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2008			As of September 30, 2008	As of December 31, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2008	Change from December 31, 2007
Other Securities	(359.9)	(485.5)	(1,877.6)	125.5	1,517.6
Japanese Stocks	21.4	(747.0)	(1,774.6)	768.4	1,796.0
Japanese Bonds	(31.3)	196.6	87.5	(228.0)	(118.9)
Other	(350.0)	64.8	(190.5)	(414.9)	(159.4)

NON-CONSOLIDATED Aggregated Figures of the 3 Banks
	(Billions of yen)
	As of December 31, 2008			As of September 30, 2008	As of December 31, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2008	Change from December 31, 2007
Other Securities	(404.3)	(458.5)	(1,841.5)	54.2	1,437.2
Japanese Stocks	(26.7)	(720.7)	(1,738.3)	694.0	1,711.6
Japanese Bonds	(32.1)	196.0	86.9	(228.1)	(119.0)
Other	(345.4)	66.2	(190.1)	(411.6)	(155.3)

3-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2008			As of September 30, 2008			As of December 31, 2007
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	154.1	136.6	17.5	82.2	131.6	(49.3)	83.6	142.8	(59.2)
MHCB	823.7	593.9	229.7	507.5	492.9	14.6	498.4	518.0	(19.5)
MHTB	50.6	59.2	(8.6)	47.1	48.9	(1.8)	49.8	46.2	3.5

Total	1,028.5	789.8	238.6	636.8	673.5	(36.6)	631.8	707.1	(75.2)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2008 (A)	Change (A) - (B)	Change (A) - (C)	As of September 30, 2008 (B)	As of December 31, 2007 (C)
Consolidated

Claims against Bankrupt and Substantially Bankrupt Obligors	253.7	28.0	98.5	225.6	155.2
Claims with Collection Risk	485.2	47.6	(96.8)	437.6	582.1
Claims for Special Attention	467.7	(66.6)	(129.5)	534.3	597.3

Total	1,206.7	9.0	(127.9)	1,197.6	1,334.6

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	(0.0)	0.0	0.0
Claims with Collection Risk	3.1	(0.0)	(3.3)	3.1	6.4
Claims for Special Attention	—	—	—	—	—

Total	3.1	(0.0)	(3.3)	3.1	6.4

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	253.7	28.0	98.5	225.6	155.2
Claims with Collection Risk	488.4	47.6	(100.2)	440.7	588.6
Claims for Special Attention	467.7	(66.6)	(129.5)	534.3	597.3

Total	1,209.8	9.0	(131.2)	1,200.8	1,341.1

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2008 (A)	Change (A) - (B)	Change (A) - (C)	As of September 30, 2008 (B)	As of December 31, 2007 (C)
Total (Banking Account + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	232.6	27.3	63.8	205.3	168.8
Claims with Collection Risk	481.6	46.9	(100.8)	434.7	582.5
Claims for Special Attention	444.6	(61.1)	(142.1)	505.8	586.7
Sub-total [1]	1,158.9	13.1	(179.1)	1,145.8	1,338.1
NPL ratio [1]/[2]	1.47%	(0.03)%	(0.26)%	1.50%	1.73%
Normal Claims	77,591.2	2,631.7	1,775.5	74,959.4	75,815.6

Total [2]	78,750.2	2,644.9	1,596.4	76,105.3	77,153.8

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	175.5	26.7	53.5	148.7	121.9
Claims with Collection Risk	394.0	45.2	50.9	348.7	343.0
Claims for Special Attention	236.3	(58.9)	(72.0)	295.2	308.4
Sub-total [3]	805.9	13.1	32.4	792.8	773.4
NPL ratio [3]/[4]	2.03%	(0.12)%	(0.05)%	2.15%	2.08%
Normal Claims	38,871.3	2,922.1	2,559.8	35,949.1	36,311.5

Total [4]	39,677.2	2,935.3	2,592.2	36,741.9	37,084.9

MHCB

Claims against Bankrupt and Substantially Bankrupt Obligors	14.1	(7.6)	(3.3)	21.7	17.5
Claims with Collection Risk	60.0	(7.4)	(165.4)	67.5	225.4
Claims for Special Attention	199.4	(1.9)	(38.4)	201.3	237.9
Sub-total [5]	273.7	(17.0)	(207.2)	290.7	480.9
NPL ratio [5]/[6]	0.77%	(0.03)%	(0.54)%	0.81%	1.31%
Normal Claims	35,131.9	(345.4)	(837.2)	35,477.4	35,969.1

Total [6]	35,405.6	(362.5)	(1,044.4)	35,768.1	36,450.0

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	42.9	8.2	13.6	34.7	29.2
Claims with Collection Risk	24.4	9.1	16.8	15.2	7.5
Claims for Special Attention	8.8	(0.3)	(31.5)	9.2	40.4
Sub-total [7]	76.2	17.0	(1.0)	59.1	77.2
NPL ratio [7]/[8]	2.09%	0.43%	(0.06)%	1.66%	2.16%
Normal Claims	3,556.1	56.2	57.9	3,499.8	3,498.2

Total [8]	3,632.3	73.2	56.8	3,559.0	3,575.4

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	(0.0)	0.0	0.0
Claims with Collection Risk	3.1	(0.0)	(3.3)	3.1	6.4
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.1	(0.0)	(3.3)	3.1	6.4
NPL ratio [9]/[10]	8.99%	0.28%	(5.94)%	8.70%	14.94%
Normal Claims	31.8	(1.1)	(4.9)	33.0	36.8

Total [10]	34.9	(1.1)	(8.2)	36.1	43.2

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2. NPL : Non-Performing Loans

3-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2008 (A)	Change (A)-(B)	Change (A)-(C)	As of September 30, 2008 (B)	As of December 31, 2007 (C)
MHBK	54,260.1	423.1	1,227.2	53,837.0	53,032.9
MHCB	16,498.6	(3,009.3)	(3,054.3)	19,508.0	19,553.0
MHTB	2,844.3	51.1	(64.1)	2,793.1	2,908.4

Total	73,603.2	(2,535.0)	(1,891.3)	76,138.2	75,494.5

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2008 (A)	Change (A)-(B)	Change (A)-(C)	As of September 30, 2008 (B)	As of December 31, 2007 (C)
MHBK	54,492.0	614.5	1,546.8	53,877.4	52,945.1
Individual deposits	33,216.6	676.5	951.8	32,540.1	32,264.8
MHCB	9,094.2	(996.8)	(138.3)	10,091.0	9,232.5
Individual deposits	6.2	(0.1)	(0.6)	6.4	6.8
MHTB	2,843.4	50.2	(63.9)	2,793.1	2,907.3
Individual deposits	1,850.8	(3.1)	19.0	1,854.0	1,831.8

Total	66,429.6	(332.0)	1,344.5	66,761.7	65,085.1
Individual deposits	35,073.8	673.1	970.3	34,400.6	34,103.5

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2008 (A)	Change (A)-(B)	Change (A)-(C)	As of September 30, 2008 (B)	As of December 31, 2007 (C)
MHBK	37,000.7	2,996.2	2,978.5	34,004.5	34,022.2
MHCB	30,513.8	585.2	(38.1)	29,928.6	30,552.0
MHTB	3,518.6	74.1	63.9	3,444.4	3,454.6

Total	71,033.2	3,655.6	3,004.2	67,377.6	68,028.9

Note:	Loans to MHFG are included as follows:

As of December 31, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)

As of September 30, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)

As of December 31, 2007: ¥1,000.0 billion (from MHBK ¥435.0 billion; from MHCB ¥565.0 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

		(%)
		Third Quarter of Fiscal 2008 (For the nine months) (A)	Change (A)-(B)	Third Quarter of Fiscal 2007 (For the nine months) (B)	Fiscal 2007
MHBK
Return on Loans and Bills Discounted	1	1.80	(0.04)	1.85	1.86
Cost of Deposits and Debentures	2	0.28	0.02	0.25	0.25
Loan and Deposit Rate Margin [1]-[2]	3	1.52	(0.07)	1.60	1.60
MHCB
Return on Loans and Bills Discounted	4	1.35	0.05	1.30	1.32
Cost of Deposits and Debentures	5	0.53	0.03	0.49	0.50
Loan and Deposit Rate Margin [4]-[5]	6	0.82	0.01	0.80	0.81
Total
Return on Loans and Bills Discounted	7	1.64	(0.01)	1.65	1.67
Cost of Deposits and Debentures	8	0.34	0.03	0.30	0.31
Loan and Deposit Rate Margin [7]-[8]	9	1.30	(0.04)	1.34	1.35

Notes:	1. Return on Loans and Bills Discounted excludes loans to MHFG. 2. Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.79	0.02	1.76	1.78
Loan and Deposit Rate Margin [10]-[8]	11	1.45	(0.00)	1.45	1.46

3-9